FORM N-SAR
Exhibits 77E

THE MAINSTAY FUNDS
811-04550
For Period Ended 04/30/2015

On December 23, 2014, Cynthia Ann Redus-Tarchis and others filed a complaint against New York Life Investments in the United States District Court for the District of New Jersey. The complaint was brought derivatively on behalf of the MainStay Large Cap Growth Fund, the MainStay Marketfield Fund and the MainStay High Yield Corporate Bond Fund and alleges that New York Life Investments violated Section 36(b) of the 1940 Act by charging excessive investment management fees. The plaintiffs seek monetary damages and other relief from New York Life Investments. New York Life Investments believes the case has no merit, and intends to vigorously defend the matter.

On May 6, 2015, a second amended complaint was filed which, among other things, added MainStay High Yield Opportunities Fund as an additional Fund on whose behalf the complaint was brought.